Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated November 27, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
50/150 Performance Securities
Linked to the S&P 500® Low Volatility Index

▸ **$817,000 50/150 Performance Securities linked to the S&P 500® Low Volatility Index**

▸ **The S&P 500® Low Volatility Index measures the performance of the 100 least volatile stocks in the S&P 500® Index**

▸ **Maturity of 5.5 years**

▸ **1.5x uncapped exposure to any positive return in the reference asset**

▸ **0.5x exposure to any negative return in the reference asset**

▸ **All payments on the securities are subject to the credit risk of HSBC USA Inc.**

The 50/150 Performance Securities (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying Equity Index Underlying Supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, page S-3 of the accompanying prospectus supplement, and page S-1 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000	$35	$965
Total	$817,000	$28,595	$788,405

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.50% and referral fees of up to 2.20% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and the referral fees exceed 4.70% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

The securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC



HSBC USA Inc.
50/150 Performance Securities

Linked to the S&P 500® Low Volatility Index

This offering of securities has the terms described in this pricing supplement and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If the terms of the securities offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities.**

This pricing supplement relates to an offering of securities linked to the performance of the S&P 500® Low Volatility Index (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The S&P 500® Low Volatility Index (Ticker: SP5LVI)
Trade Date:	November 27, 2012
Pricing Date:	November 27, 2012
Original Issue Date:	November 30, 2012
Final Valuation Date:	May 25, 2018. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes— Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	May 31, 2018. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Upside Participation Rate:	150% (1.5x)
Downside Participation Rate	50% (0.5x)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Final Settlement Value:	***If the Reference Return is greater than or equal to zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to:
	$1,000 + ($1,000 × Reference Return × Upside Participation Rate).
	If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to:
	$1,000 + ($1,000 × Reference Return x Downside Participation Rate).
	Under these circumstances, you will lose 0.5% of the Principal Amount of your securities for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 15% loss and receive 85% of the Principal Amount. **If the Reference Return is less than the zero, you will lose up to 50% of your investment, subject to the credit risk of HSBC.**
Initial Level:	4420.51, which was the Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on the Bloomberg Professional® service page "SP5LVI <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40432X2J9/US40432X2J98

GENERAL

This pricing supplement relates to an offering of securities linked to the Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of securities relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to:

$1,000 + ($1,000 × Reference Return × Downside Participation Rate).

Under these circumstances, you will lose 0.5% of the Principal Amount of your securities for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 15% loss and receive 85% of the Principal Amount. **If the Reference Return is less than zero, you will lose up to 50% of your investment, subject to the credit risk of HSBC.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Sponsor

Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the securities.

▸ You are willing to make an investment that is exposed on a 0.5-to-1 basis to declines in the level of the Reference Asset.

▸ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Asset.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▸ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to make an investment that is exposed on a 0.5-to-1 basis to declines in the level of the Reference Asset.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General risks related to Indices" in the Equity Index Underlying Supplement; and

▶ "— If the Reference Asset is or includes the S&P 500 Low Volatility Index or otherwise includes an Index that tracks a low volatility index" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed on a 0.5-to-1 basis to declines in the level of the Reference Asset. Accordingly, if the Reference Return is less than zero, your Payment at Maturity will be less than the Principal Amount of your securities. You will lose up to 50% of your investment at maturity if the Reference Return is negative, subject to the credit risk of HSBC.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

The Reference Asset has limited actual historical information.

The Reference Asset was created in April 2011. The reference sponsor has published limited actual information about how the Reference Asset would have performed had it been calculated in the past. Because the Reference Asset is of recent origin and limited actual historical performance data exists with respect to it, your investment in the securities may involve a greater risk than investing in securities linked to one or more indices with a more established record of performance.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities and the return on the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your securities, the original issue price of the securities includes the agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the actual Final Level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and you should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in securities for a hypothetical range of Reference Returns from -100% to +60%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Upside Participation Rate: 150% (1.5x)

▶ Downside Participation Rate: 50% (0.5x)

▶ Initial Level: 4,420.51

The actual Initial Level was determined on the Pricing Date.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Security
7,072.82	60.00%	$1,900	90.00%
6,188.71	40.00%	$1,600	60.00%
5,746.66	30.00%	$1,450	45.00%
5,304.61	20.00%	$1,300	30.00%
5,083.59	15.00%	$1,225	22.50%
4,862.56	10.00%	$1,150	15.00%
4,641.54	5.00%	$1,075	7.50%
4,508.92	2.00%	$1,030	3.00%
4,464.72	1.00%	$1,015	1.50%
4,420.51	**0.00%**	**$1,000**	**0.00%**
4,376.30	-1.00%	$995	-0.50%
4,332.10	-2.00%	$990	-1.00%
4,199.48	-5.00%	$975	-2.50%
3,978.46	-10.00%	$950	-5.00%
3,757.43	-15.00%	$925	-7.50%
3,536.41	-20.00%	$900	-10.00%
3,094.36	-30.00%	$850	-15.00%
2,652.31	-40.00%	$800	-20.00%
1,768.20	-60.00%	$700	-30.00%
884.10	-80.00%	$600	-40.00%
0.00	-100.00%	$500	-50.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The level of the Reference Asset increases from the Initial Level of 4,420.51 to a hypothetical Final Level of 6,188.71.

Reference Return:	40%
Final Settlement Value:	**$1,600**

Because the Reference Return is positive, the Final Settlement Value would be $1,600 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 40% × 150%)

= $1,600

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate of 150% (1.5x) when such Reference Return is positive.

Example 2: The level of the Reference Asset decreases from the Initial Level of 4,420.51 to a hypothetical Final Level of 2,652.31.

Reference Return:	-40%
Final Settlement Value:	**$800**

Because the Reference Return is less than zero, the Final Settlement Value would be $800 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return × Downside Participation Rate)

= $1,000 + ($1,000 × -40% × 50%)

= $800

Example 2 shows that you are exposed on a 0.5-to-1 basis to declines in the level of the Reference Asset. YOU MAY LOSE UP TO 50% (0.5x) OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES, SUBJECT TO THE CREDIT RISK OF HSBC.

THE S&P 500® LOW VOLATILITY INDEX ("SP5LVI")

Description of the Reference Asset

The SP5LVI measures the performance of the 100 least volatile stocks over the previous year in the S&P 500® Index. It is designed to serve as a benchmark for low volatility strategies in the U.S. stock market.

As of the November 2012 rebalancing, the sector weightings in the SP5LVI were as follows: Consumer Discretionary: 2.91%, Consumer Staples: 27.12%, Energy: 1.87%, Financials: 10.48%, Healthcare: 11.13%, Industrials: 6.31%, Information Technology: 3.58%, Materials: 2.52%, Telecommunication Services: 2.94% and Utilities: 31.14%.

For more information about the SP5LVI, see "The S&P 500 Low Volatility Index" on page S-18 of the accompanying Equity Index Underlying Supplement.

Hypothetical and Actual Historical Performance of the SP5LVI

The following graph sets forth the hypothetical back-tested performance of the SP5LVI from November 27, 2007 through April 19, 2011 and the historical performance of the SP5LVI from April 20, 2011 to November 27, 2012. The SP5LVI has only been calculated since April 20, 2011. The hypothetical back-tested performance of the SP5LVI set forth in the following graph was calculated using the selection criteria and methodology employed to calculate the SP5LVI since its inception on April 20, 2011. However, the hypothetical back-tested SP5LVI data only reflects the application of that methodology in hindsight, since the SP5LVI was not actually calculated and published prior to April 20, 2011. The hypothetical back-tested SP5LVI data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested SP5LVI data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual SP5LVI performance would have been had the index been in existence or in forecasting future SP5LVI performance. Because the SP5LVI is a price return index, and not a total return index, the data presented below does not reflect the payment of dividends. The graph below also reflects the actual closing levels from April 20, 2011 to November 27, 2012 that we obtained from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The closing level for the SP5LVI on November 27, 2012 was 4,420.51. The hypothetical and actual performance is not necessarily an indication of future results.



Source: Bloomberg Professional® service

The hypothetical and actual historical levels of the SP5LVI should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SP5LVI on any Observation Date.

The tables below are a comparison of the 1997 through 2011 annual returns and the 1,3,5,10,15 and 20 year annualized returns and standard deviations for the S&P 500® Low Volatility Index and the S&P 500® Index. The SP5LVI has only been calculated since April 20, 2011. Accordingly, while the hypothetical tables set forth below are based on the selection criteria and methodology described herein and in the Equity Index Underlying Supplement, the SP5LVI was not actually calculated and published prior to April 20, 2011. The hypothetical and actual historical performance is not necessarily an indication of future results. Because the SP5LVI is a price return

index, and not a total return index, the return data presented below does not reflect the payment of dividends.

Annual Returns[1]		
	S&P 500® Low Volatility Index	S&P 500® Index
1997	26.27%	31.01%
1998	4.80%	26.67%
1999	-10.72%	19.53%
2000	20.68%	-10.14%
2001	1.54%	-13.04%
2002	-9.83%	-23.37%
2003	19.43%	26.38%
2004	14.38%	8.99%
2005	-0.67%	3.00%
2006	16.49%	13.62%
2007	-2.16%	3.53%
2008	-23.61%	-38.49%
2009	15.52%	23.45%
2010	9.79%	12.78%
2011	10.88%	0.00%

[1] Annual Return is a return an investment provides over a period of one year, expressed as (a) the difference between ending level and starting level, divided by (b) starting level.

Annualized Return[2] Data as of December 31, 2011		
	S&P 500® Low Volatility Index	S&P 500® Index
1 Yr.	10.88%	0.00%
3 Yrs.	12.04%	11.66%
5 Yrs.	1.00%	-2.38%
10 Yrs.	4.12%	0.92%
15 Yrs.	5.30%	3.59%
20 Yrs.	6.36%	5.67%

[2] Annualized return is a return an investment provides over a period of time, representing a geometric average of annual returns over that period. The geometric average of annual returns represents the average rate per year on an investment that is compounded over a period of several years.

Annualized Standard Deviation[3]		
	S&P 500® Low Volatility Index	S&P 500® Index
1 Yr.	8.78%	15.97%
3 Yrs.	11.88%	19.00%
5 Yrs.	12.87%	18.91%
10 Yrs.	10.77%	15.93%
15 Yrs.	12.14%	16.59%
20 Yrs.	11.33%	15.01%

[3] Standard Deviation is a statistical measure of the distance a quantity is likely to lie from its average value. In finance, standard deviation is applied to the annual rate of return of an investment, to measure the investment's volatility, or "risk".

Sector Weightings

The table below shows the current weight, average weight and maximum weight of each industry sector included in the SP5LVI. The SP5LVI has only been calculated since April 20, 2011. Accordingly, while the hypothetical tables set forth below are based on the selection criteria and methodology described herein and in the "Equity Index Underlying Supplement", the SP5LVI was not actually calculated and published prior to April 20, 2011. No assurance can be given that these weightings will not change.

	Energy	Materials	Industrials	Consumer Discretionary	Consumer Staples	Healthcare	Financials	Information Technology	Telecomm	Utilities
Current Weight*	1.87%	2.52%	6.31%	2.91%	27.12%	11.13%	10.48%	3.58%	2.94%	31.14%
Average Weight**	5.51%	4.74%	11.59%	8.49%	18.05%	6.68%	14.85%	1.91%	2.74%	25.45%
Maximum Weight (as of date)**	12.04% (7/31/01)	12.11% (4/30/97)	18.72% (10/31/00)	16.14% (7/31/91)	31.36% (7/31/09)	27.11% (4/30/09)	35.04% (7/31/02)	10.05% (4/30/10)	10.00% (10/31/92)	43.19% (7/31/99)

*as of November 2012 rebalancing

** since 10/31/90

The hypothetical back-tested weights of the SP5LVI set forth above were calculated using the selection criteria and methodology employed to calculate the SP5LVI since its inception on April 20, 2011.

License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The SP5LVI (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the securities. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the securities. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the securities currently being issued by HSBC, but which may be similar to and competitive with the securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the securities.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.50% and referral fees of up to 2.20% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 4.70% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE SECURITIES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the securities offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such securities will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

TABLE OF CONTENTS

HSBC USA Inc.

$817,000 50/150 Performance Securities Linked to the S&P 500® Low Volatility Index

November 27, 2012

PRICING SUPPLEMENT